

SECU[illegible] [illegible]SSION

07001223



SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
186

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 46466

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS	TENNESSEE	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAROLD DEVRIES 320-352-6546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN LLP
(Name – *if individual, state last, first, middle name*)

801 NICOLLET AVENUE, SUITE 1300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM W. REID, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA FINANCIAL SERVICES CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President/CEO

Title

Notary Public

My Commission Exp. June 24, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Financial Services Corporation as of December 31, 2006 and 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of ICBA Financial Services Corporation as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 8, 2007

ICBA Financial Services Corporation

Notes to Statements of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: ICBA Financial Services Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions located throughout the United States.

The primary business of the Company is the sale of lobby programs, discount brokerage services, and qualified plans, as a nonclearing broker-dealer, to customers throughout the United States. Lobby programs are the sale of mutual funds, variable annuities and fixed annuities. The Company is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investors Protection Corporation (SIPC).

The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(1) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of its customers.

Summary of the Company's significant accounting policies:

Cash and cash equivalents: Cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities: Securities are valued at market value, determined as the last reported sales price on the exchange or quotation system on which the securities are principally traded.

Revenue recognition: The Company earns commissions based on a percentage of customers' securities transactions. For purposes of the revenue accrual, customer transactions are reported on a trade-date basis. The Company earns a trail commission based on average customer transaction volume.

Furniture and equipment: Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using an accelerated method over three to ten years.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statement of the parent company, who is the taxpayer for income tax purposes. The member makes/receives payments to/from the parent company for its allocated share of the consolidated income tax liability/refund. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. In addition, the Company files its state income tax return on a separate basis.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4. Commitments, Contingencies and Credit Risk (Continued)

Amounts due from the clearing broker-dealers are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealers. In addition, the Company has a policy of reviewing, as necessary, the creditworthiness of each counterparty with which it conducts business.

Note 5. Service Agreement

The Company has an agreement with Sorrento Pacific Financial, LLC (Sorrento), a registered broker-dealer, to provide the back office operational and technology support to members of ICBA and the Company. As consideration in part, Sorrento pays the Company an annual marketing fee. The business arrangement also obligates Sorrento to reimburse the Company for certain compliance, registration and other administrative expenses. The Company continues to receive commissions from the sale of its securities transactions.

END